Exhibit (a)(5)(c)
Johnson & Johnson

Media Contacts:	Bill Price	Jeffrey J. Leebaw
	(732) 524-6623	(732) 524-3350
	(732) 668-3735 (m)	(732) 642-6608 (m)

Investor Contact:	Louise Mehrotra	Tina Pinto
	(732) 524-6491	732-524-2034
FOR IMMEDIATE RELEASE
Johnson & Johnson Begins Tender Offer to Acquire Cougar Biotechnology
New Brunswick, N.J. (June 5, 2009) — Johnson & Johnson (NYSE: JNJ), through a new wholly-owned subsidiary, Kite Merger Sub, Inc., today commenced a cash tender offer to purchase all outstanding shares of common stock of Cougar Biotechnology, Inc. (NASDAQ: CGRB). Johnson & Johnson reported on May 21, 2009, its intent to acquire Cougar Biotechnology.
Upon the successful closing of the tender offer, shareholders of Cougar Biotechnology will receive $43.00 in cash for each share of Cougar Biotechnology common stock tendered in the offer, without interest and less any required withholding taxes. As a member of the Johnson & Johnson family of companies, following the purchase of shares in the tender offer, Cougar Biotechnology will work with Ortho Biotech Oncology Research & Development, a unit of Centocor Research & Development, Inc., a Johnson & Johnson company.
Today, Johnson & Johnson filed with the Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO that provides the terms of the tender offer. Cougar Biotechnology will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of Cougar Biotechnology’s board of directors that Cougar Biotechnology shareholders accept the tender offer and tender their shares to Johnson & Johnson. As previously disclosed, Cougar Biotechnology’s board of directors has unanimously approved the transaction.

The tender offer will expire at midnight on July 2, 2009, unless extended in accordance with the merger agreement and the applicable rules and regulations of the SEC. The closing of the tender offer is conditioned on the tender of a majority of the outstanding shares of Cougar Biotechnology’s common stock on a fully diluted basis. The closing is also conditioned on clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.
About Johnson & Johnson
Caring for the world, one person at a time...inspires and unites the people of Johnson & Johnson. We embrace research and science — bringing innovative ideas, products and services to advance the health and well-being of people. Our 119,000 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day, throughout the world.
Additional Information
This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson’s expectations and projections. Risks and uncertainties include clearance under the Hart-Scott-Rodino Antitrust Improvements Act; the tender of a majority of the outstanding shares of common stock of Cougar Biotechnology; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis; general industry conditions and competition; business and economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. A further list and description of these risks, uncertainties and other factors can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended December 28, 2008. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com or on request from Johnson & Johnson. Johnson & Johnson does not undertake to update any forward-looking statements as a result of new information or future events or developments.
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Cougar Biotechnology, Inc. Johnson & Johnson has filed a tender offer statement with the SEC, and will mail an offer to purchase, forms of letter of transmittal and related documents to Cougar Biotechnology shareholders. Cougar Biotechnology will file with the SEC, and will mail to Cougar Biotechnology shareholders, a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer and shareholders of Cougar Biotechnology are urged to read them carefully when they become available.
These documents will be available at no charge at the SEC’s website at www.sec.gov. The tender offer statement and the related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038 or by calling toll-free (877) 278-9667. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Johnson & Johnson at www.jnj.com, or Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attn: Corporate Secretary.
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